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MALA NOCHE RESOURCES CORP.

FOR IMMEDIATE RELEASE	TSX-V: MLA

MALA NOCHE RESOURCES CORP. ANNOUNCES EXTENSION OF THE VENTANAS
OPTION AND PROVIDES CORPORATE UPDATE

Vancouver, British Columbia – April 19, 2010 – Mala Noche Resources Corp. (the “Company”) today announced that it has successfully negotiated an extension of certain timeframes in its option agreement on the Ventanas property. Under the current agreement, certain expenditures were required by May, 2010 in order for the option to remain in good standing. That deadline, and the other related deadlines in the agreement, have been extended by 12 months.

“We are pleased that Goldcorp has agreed to this extension” said Wade Nesmith, CEO of the Company. “Our focus for the past 12 months has been on making an acquisition of a producing asset. That remains our focus, and we believe we are making good progress, but Ventanas is a promising late-stage exploration property and we are keen to maintain our interest. The option has been extended without further payment of cash, but the Company has agreed to be responsible for certain ongoing maintenance costs on the property.”

The Company also announced that Randy Smallwood, Art Freeze and John Boddie have each ended their formal relationship with the Company. The Advisory Committee, upon which each of Messrs. Smallwood and Freeze served, has been disbanded and Mr. Boddie has resigned his position as an officer of the Company. Each of Messrs. Freeze and Boddie has made himself available to the Company on an ongoing basis through continued consulting arrangements.

“I would like to thank Randy, Art and John for all their help over the past several years. Their advice has been valuable and I am pleased that Art and John’s other commitments permit them to remain available to us if needed”, added Mr. Nesmith.

For additional information, please contact:

Wade Nesmith, Chief Executive Officer
Telephone: (604) 895 7464

15th Floor - 885 West Georgia St – Vancouver, BC, V6C 3E8 Canada
T (+1) 604-895- 7465

This news release contains certain statements that may be deemed “forward-looking statements such as references to acquisition of producing assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements are based on reasonable assumptions, including that the Company will be able to identify appropriate producing assets and that owners of producing assets may wish to dispose of such assets. Factors that may cause results to vary from anticipations include the risk that the Company may be unable to identify appropriate acquisition targets, or that once identified, the acquisition target cannot be acquired by the Company on terms acceptable to it or at all. Although Mala Noche Resources Corp. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Mala Noche Resources Corp.’s management on the date the statements are made. Mala Noche Resources Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SELL ANY OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES. THESE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.